[USAA       9800 Fredericksburg Road
EAGLE       San Antonio, Texas  78288
LOGO (R)]

                                November 14, 2007


VIA E-MAIL AND EDGAR

Mr. Vince di Stefano
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E., 0505
Washington, DC 20549

RE:   USAA Mutual Funds Trust
      Post-Effective Amendment No. 28
      1933 Act File No. 33-65572
      1940 Act File No. 811-7852

Dear Mr. di Stefano:

     This letter responds to the comments you provided to me on November 13, 2007, regarding the above-referenced filing of USAA Mutual Funds Trust.

     As a preliminary matter and as requested by the Commission, the Trust, in responding to your comments, acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Listed below are your comments with the Trust's accompanying responses. For ease of reference, the Trust will be referred to as "we" or "us" throughout this letter.

COMMENTS ON THE PROSPECTUSES

1. COMMENT: With respect to the First Start Growth Fund's alternative index option-based investment strategy, you asked us to disclose in which situations the Fund intends to utilize this strategy.

     RESPONSE: The following disclosure will be added to end of the second paragraph, which references the new index option-based investment strategy under "What Is the Fund's Investment Objective and Principal Strategy?":

         We may implement this strategy at times when we believe stocks are significantly overpriced or are at materially elevated risk of a major sell off based on our assessment of economic and market conditions.

2. COMMENT: With respect to each prospectus, the footnotes after the fee table, as well as the box defining "12b-1 Fees," should be moved after the fee example.

     RESPONSE: The Commission staff has taken the position that non-contractual fee waivers and reimbursements may not be disclosed in the fee table itself, but may be disclosed in footnotes to the fee table. SEE Question & Answer Letter to Investment Company Institute (Oct. 2, 1998). The staff stated that "[i]n meeting the provisions of Form N-1A, a fund for which the investment adviser (or other party) intends to reimburse expenses or waive fees, but is not contractually obligated to the


          USAA Mutual Funds Trust
     do so, may include a footnote to the fee table showing fund operating expenses net of waivers and reimbursements." The staff did not state that such footnotes to the fee table had to appear after the fee example. Thus, we believe that our presentation of the fee table and fee example satisfies the requirements of Item 3 and, accordingly, believe these changes are unnecessary.

3. COMMENT: With respect to each Fund that includes a performance fee adjustment, you asked us to disclose in footnote (a) of the "Fees and Expenses" section the ranges of the performance adjustment.

     RESPONSE:  The following  language has been added to the relevant footnote:
     "A performance fee adjustment may increase or decrease the management fee by +/- 0.06%."

4. COMMENT: With respect to each prospectus that includes a footnote referencing expenses paid indirectly, you asked us to clarify that the Fund's expenses paid indirectly include both realized credits from the Fund's custodian and credits on brokerage commissions.

     RESPONSE: Indirect expenses include both realized credits from the Fund's custodian and credits on brokerage commissions. We have changed this footnote to read as follows:

          Through arrangements with the Fund's custodian and other banks utilized by the Fund for cash management purposes, realized credits, if any, generated from cash balances in the Fund's bank accounts may be used to reduce the Fund's expenses. In addition, through a commission recapture program, a portion of the brokerage commissions that the Fund pays may be recaptured as a credit that is tracked and used by the custodian to directly reduce the Fund's expenses. Including these reductions for brokerage commission recapture credits and custodian and other bank credits, the total annual operating expenses were . . .

5. COMMENT: With respect to each prospectus, you asked us to include the portfolio holdings disclosure as required by Item 4(d) of Form N-1A.

     RESPONSE:  Please note that the  required  disclosure  is found in the last
     item  under   "Additional   Information"  of  the  section  entitled  "Fund
     Investments" of each Fund's prospectus, which states that:

           This prospectus doesn't tell you about every policy or risk of investing in the Fund. For additional information about the Fund's investment policies and the types of securities in which the Fund's assets may be invested, you may want to request a copy of the statement of additional information (the back cover tells you how to do this).

     In addition, we have the following language on the back cover page of each Fund's prospectus.

          A complete description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Fund's SAI. The SAI is not available on USAA.COM because of cost considerations and lack of investor demand.

6. COMMENT: In each prospectus where the portfolio turnover rate is higher than the previous year, the staff has asked us to indicate the reason for the higher portfolio turnover rate in a footnote to the financial highlights.

     RESPONSE: We believe this disclosure is already included in the risk management section under "Management Risk" wherein we state: "If we add or replace a subadviser of the Fund, the Fund could experience higher portfolio turnover and higher transaction costs than normal if the new subadviser realigns the portfolio to reflect its investment techniques and philosophy. A realignment of the Fund's portfolio could result in higher capital gains and distributions, which could negatively affect the tax efficiency of the Fund for that fiscal year."

     In addition, we anticipate that for filings on or after December 31, 2007, each Fund's annual report and prospectus will have a footnote to the financial highlights that sets forth the reason for the change in portfolio turnover in instances where the portfolio turnover rate differs dramatically from the previous year.

7. COMMENT: With respect to the Growth & Income Fund, you asked us to disclose if this Fund invests in debt securities.

     RESPONSE: In accordance with the Fund's stated investment strategy, the majority of the income is derived from income producing equity securities and not debt instruments.

8. COMMENT: With respect to the Growth & Income Fund, if this Fund invests in debt instruments, you asked us to disclose the applicable risks associated with such investments.

     RESPONSE: See response to item 7 above.

9. COMMENT: With respect to each Fund's prospectus, you asked us to add the word "base" before management fee in footnote (a) under the "Fees and Expenses" section.

     RESPONSE: We have made this change.

10. COMMENT: With request to each Fund that includes a performance fee adjustment, you asked us to disclose only the base advisory fee in the fee table, with disclosure about the impact of the performance fee made only in a footnote to the fee table.

     RESPONSE: In Form N-1A, Instruction 3(d)(i) of Item 3 states that registrants must "[b]ase the percentages of `Annual Fund Operating Expenses' [of which management fees are a component] on amounts incurred during the Fund's most recent fiscal year." Each Fund's fees and expenses incurred during the most recent fiscal year will reflect the impact of the performance fee and, therefore, it is consistent with this instruction to include the impact of the performance fee arrangement in the fee table itself rather than in a footnote. This is further supported by Instruction 3(a), which states that for purposes of the fee table presentation, "Management Fees" include "investment advisory fees (including any fees based on the Fund's performance)." Accordingly, we believe that our current disclosure meets the requirements of Form N-1A.

                                     * * * *

     I trust that the foregoing is responsive to your comments. Please call me at (210) 498-41037 if you have any questions.

                                    Best regards,


                                     /S/ Christopher P. Laia
                                     Christopher P. Laia
                                     Vice President
                                     Securities Counsel



cc: Kirkpatrick & Lockhart Preston Ellis Gates LLP